Filed Pursuant to Rule 424(b)(3)
Registration No. 333-169131
20,242,500 Shares
     This prospectus relates solely to the resale or other disposition by the selling stockholders identified in this prospectus of up to an aggregate of 20,242,500 shares of common stock consisting of (i) 13,495,000 shares of common stock and (ii) 6,747,500 shares of common stock issuable upon the exercise of warrants.
     The selling stockholders may, from time to time, sell, transfer, or otherwise dispose of any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices. See “Plan of Distribution” for additional information.
     We are not offering any shares of common stock for sale under this prospectus, and we will not receive any of the proceeds from the sale or other disposition of the shares of common stock covered hereby. However, if all of the warrants were exercised for cash, we would receive gross proceeds of approximately $10.1 million. See “Use of Proceeds” for additional information.
     Our common stock is traded on The NASDAQ Global Market under the symbol “GLUU.” On October 20, 2010, the last reported sale price for our common stock on The NASDAQ Global Market was $1.68 per share.
     Our business and an investment in our securities involve significant risks. You should read the section entitled “Risk Factors” on page 3 of this prospectus and the risk factors incorporated by reference into this prospectus as described in that section before investing in our securities.
     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
October 20, 2010

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ABOUT THIS PROSPECTUS
     This prospectus is part of a registration statement on Form S-3 that we filed with the Securities and Exchange Commission, or the SEC, using a “shelf” registration or continuous offering process.
     You should read this prospectus and the information and documents we have incorporated by reference into the prospectus carefully because these documents contain important information you should consider when making your investment decision. See “Incorporation of Documents by Reference” and “Where You Can Find Additional Information”
     You should rely only on the information provided in this prospectus and the information and documents incorporated by reference into this prospectus. We have not, and the selling stockholders have not, authorized anyone to provide you with different information. This prospectus is not an offer to sell these securities, and the selling stockholders are not soliciting offers to buy these securities, in any state where the offer or sale of these securities is not permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of shares of common stock. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front cover of this prospectus, or that the information contained in any document incorporated by reference is accurate as of any date other than the date of the document incorporated by reference, regardless of the time of delivery of this prospectus or any sale of a security.
     This prospectus and the information incorporated herein by reference include trademarks, service marks and trade names owned by us or others. “Glu,” “Glu Mobile,” our 2-D ‘g’ character logo, “Bonsai Blast,” “Brain Genius” and “Super K.O. Boxing” are some of the registered trademarks of Glu Mobile Inc. in the United States and in some other countries. Where not registered, these marks, “Beat It!,” “Glyder” “Jump O’Clock” and “Stranded” are trademarks of Glu. All other trademarks, service marks and trade names included or incorporated by reference into this prospectus are the property of their respective owners.

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PROSPECTUS SUMMARY
     This summary may not contain all the information that you should consider before investing in our securities. You should carefully read the entire prospectus, including the information included in the “Risk Factors” section, as well as our consolidated financial statements, notes to the consolidated financial statements and the other information incorporated by reference into this prospectus, as well as the exhibits to the registration statement of which this prospectus is a part, before making an investment decision.
GLU MOBILE INC.
     Glu Mobile designs, markets and sells mobile games. We have developed and published a portfolio of casual and traditional games designed to appeal to a broad cross section of the subscribers served by our wireless carriers and other distributors, as well as to users of smartphones who purchase our games through direct-to-consumer digital storefronts. We create games and related applications based on third-party licensed brands and other intellectual property, as well as on our own original brands and intellectual property. Our games based on licensed intellectual property include Call of Duty, Deer Hunter, Diner Dash, Guitar Hero 5, Family Feud, Family Guy, The Price Is Right, Transformers, Wedding Dash, Who Wants to Be a Millionaire? and World Series of Poker. Our original games based on our own intellectual property include Beat It!, Bonsai Blast, Brain Genius, Glyder, Jump O’Clock, Stranded and Super K.O. Boxing. We are based in San Mateo, California and have offices in Brazil, Canada, China, England, France, Germany, Italy, Russia and Spain.
Corporate Information
     We were incorporated in Nevada in May 2001 as Cyent Studios, Inc. and changed our name to Sorrent, Inc. later that year. In November 2001, we incorporated a wholly owned subsidiary in California, and, in December 2001, we merged the Nevada corporation into this California subsidiary to form Sorrent, Inc., a California corporation. In May 2005, we changed our name to Glu Mobile Inc. In March 2007, we reincorporated in Delaware and implemented a 3-for-1 reverse split of our common stock and convertible preferred stock. Our principal executive offices are located at 2207 Bridgepointe Parkway, Suite 300, San Mateo, CA 94404, and our telephone number is (650) 532-2400. Our website address is www.glu.com. The information found on, or accessible through, our website is not a part of this prospectus.
     Except where the context requires otherwise, in this prospectus “Company,” “Glu,” “Glu Mobile,” “Registrant,” “we,” “us” and “our” refer to Glu Mobile Inc., and where appropriate, its subsidiaries.
Recent Financing
     On June 30, 2010, we entered into a Purchase Agreement pursuant to which we issued and sold in a private placement an aggregate of 13,495,00 shares of common stock, or the Shares, and warrants initially exercisable to purchase up to 6,747,500 shares of common stock, or the Warrants, for initial gross proceeds of approximately $13.5 million. We refer to this transaction in this prospectus as the Private Placement.
     In connection with the Private Placement, we agreed to solicit stockholder approval of the issuance of the Shares, the Warrants and the shares of common stock issuable upon full exercise of the Warrants, or the Proposed Issuance, at a stockholders’ meeting to be held not later than September 30, 2010. We filed a definitive proxy statement on August 3, 2010 with the SEC describing in detail the Proposed Issuance, and on August 26, 2010, our stockholders approved the Proposed Issuance. The Private Placement was completed, and the Shares and the Warrants were issued, on August 27, 2010.
Warrants
     Each Warrant has an initial exercise price of $1.50 per share of common stock. The Warrants are immediately exercisable, have a five-year term and provide for weighted-average anti-dilution protection in the event that we issue or are deemed to have issued additional shares of common stock at a price per share below the then-current exercise price of the warrants. The exercise price of the Warrants and the number of shares of common stock issuable upon exercise of the Warrants are also subject to proportional adjustment for stock splits, reverse stock splits, stock dividends or other reclassifications or combinations of our common stock. The Warrants also provide for “net issue” or “cashless exercise” beginning on or after February 27, 2011 if the registration statement of which this prospectus is a part has not been declared effective by the SEC or in the event of any other circumstance preventing the Shares and the shares issuable upon exercise of the Warrants from being freely sold to the public (other than allowed delays), pursuant to which the holder of a Warrant can effectively surrender all or a portion of the Warrant in exchange for shares of common stock with a value equal to the intrinsic value of the portion of the Warrant so surrendered.
     Registration Rights Agreement
     In connection with the Private Placement, we also entered into a Registration Rights Agreement, dated as of August 27, 2010, or the Registration Rights Agreement. Pursuant to the Registration Rights Agreement, we agreed to file a registration statement with the SEC within 30 days of the closing the Private Placement, or September 26, 2010, to register the Shares and the shares issuable upon exercise of the Warrants. The registration statement of which this prospectus is a part has been filed to satisfy this obligation. In addition, if the registration statement is not declared effective by the SEC within 120 days of the closing of the Private Placement, or December 25, 2010, or in the event that we do not maintain the effectiveness of the registration statement (subject to certain allowed delays), we will be required to pay liquidated damages in an amount equal to 1.5% of the aggregate amount invested by each selling stockholder for each 30-day period or pro rata portion thereof during which we are not in compliance with the terms of the Registration Rights Agreement.
     The above descriptions of the Purchase Agreement, the Warrants and the Registration Rights Agreement are qualified in their entirety by reference to Exhibits 99.01, 4.01 and 4.02, respectively, to our Current Report on Form 8-K filed with the SEC on July 6, 2010, and the above description is qualified in its entirety by reference to these documents which are filed as exhibits to the registration statement of which this prospectus is a part.
The Offering

Common stock covered hereby:	20,242,500 shares

Common stock to be outstanding assuming all of the shares covered hereby are sold:	51,319,815(1)

NASDAQ Global Market symbol:	GLUU

Use of proceeds:	We will not receive any of the proceeds from the sale or other disposition of the shares of common stock offered hereby. However, if all of the warrants were exercised for cash, we would receive gross proceeds of approximately $10.1 million. Any funds received from the exercise of the Warrants will be used for general corporate purposes.

Risk factors:	See “Risk Factors” beginning on page 3 and the other information included in this prospectus or incorporated by reference into the prospectus for a discussion of factors you should consider before making an investment decision

(1)	The number of shares of common stock shown to be outstanding is based on the number of shares of common stock issued and outstanding as of September 30, 2010, assuming full exercise of all Warrants to purchase 6,747,500 shares of common stock.

RISK FACTORS
     Investing in our securities involves a high degree of risk. You should consider carefully the risks and uncertainties described below, together with all of the other information in this prospectus and the information incorporated by reference into this prospectus, before deciding to invest in our securities. If any of the following risks occurs, our business, financial condition, results of operations and future prospects could be materially and adversely affected. In that event, the market price of our common stock and the value of our other securities could decline and you could lose part or even all of your investment.
Risks Relating To Our Business
We have a history of net losses, may incur substantial net losses in the future and may not achieve profitability.
     We have incurred significant losses since inception, including a net loss of $3.3 million in 2007, a net loss of $106.7 million in 2008, a net loss of $18.2 million in 2009 and a net loss of $6.9 million for the six months ended June 30, 2010. As of June 30, 2010, we had an accumulated deficit of $184.2 million. We may be required to incur increased costs in order to implement additional initiatives designed to increase revenues, such as increased research and development and sales and marketing expenses for our new games, particularly those designed for advanced platforms and smartphones, such as Apple’s iPhone, Google’s Android and Research In Motion’s BlackBerry. If our revenues do not increase to offset these additional expenses, if we experience unexpected increases in operating expenses or if we are required to take additional charges related to impairments or restructurings, we will continue to incur significant losses and will not become profitable. In addition, our 2009 revenues were lower than our 2008 revenues, and we expect that our revenues will likely decline in 2010 from 2009 levels. If we are not able to significantly increase our revenues, we will likely not be able to achieve profitability in the future. Furthermore, during 2008, we incurred aggregate charges of approximately $77.6 million for goodwill impairments, royalty impairments and restructuring activities, during 2009, we incurred aggregate charges of approximately $8.5 million for royalty impairments and restructuring activities and during the first six months of 2010, we incurred aggregate charges of approximately $2.0 million for royalty impairments and restructuring activities. If we continue to incur these charges, it will continue to negatively affect our operating results and our ability to achieve profitability.
Our financial results could vary significantly from quarter to quarter and are difficult to predict, particularly in light of the current economic environment, which in turn could cause volatility in our stock price.
     Our revenues and operating results could vary significantly from quarter to quarter because of a variety of factors, many of which are outside of our control. As a result, comparing our operating results on a period-to-period basis may not be meaningful. In addition, we may not be able to predict our future revenues or results of operations. We base our current and future expense levels on our internal operating plans and sales forecasts, and our operating costs are to a large extent fixed. As a result, we may not be able to reduce our costs sufficiently to compensate for an unexpected shortfall in revenues, and even a small shortfall in revenues could disproportionately and adversely affect financial results for that quarter. This will be particularly true for 2010, as we implemented significant cost-reduction measures in 2008 and 2009, as well as in the first and second quarters of 2010, making it more difficult for us to further reduce our operating expenses without a material adverse impact on our prospects in future periods. Individual games and carrier relationships represent meaningful portions of our revenues and net income or loss in any quarter. We may incur significant or unanticipated expenses when licenses are added or renewed, we may experience a significant reduction in revenue if licenses are not renewed or we may incur impairments of prepaid royalty guarantees if our forecast for games based on licensed intellectual property is lower than we anticipated at the time we entered into the agreement. For example, in 2008, 2009 and the first six months of 2010, we impaired $6.3 million, $6.6 million and $0.7 million, respectively, of certain prepaid royalties and royalty guarantees primarily due to several distribution arrangements in our Europe, Middle East and Africa region and other global development and distribution arrangements that we entered into in 2007 and 2008. In addition, some payments from carriers that we recognize as revenue on a cash basis may be delayed unpredictably.
     We are also subject to macroeconomic fluctuations in the United States and global economies, including those that impact discretionary consumer spending, which have deteriorated significantly in many countries and regions, including the United States, and may remain depressed for the foreseeable future. Some of the factors that could influence the level of consumer spending include continuing conditions in the residential real estate and mortgage markets, labor and healthcare costs, access to credit, consumer confidence and other macroeconomic factors affecting consumer spending. These issues can also cause foreign currency rates to fluctuate, which can have an adverse impact on our business since we transact business in more than 70 countries in more than 20 different currencies. In 2008, some of these currencies fluctuated by up to 40%, and we experienced continued significant fluctuations in 2009 and in the first six months of 2010. These issues may continue to negatively impact the economy and our growth. If these issues persist, or if the economy enters a prolonged period of decelerating growth or recession, our results of operations may be harmed. As a result of these and other factors, our operating results may not meet the expectations of investors or public market analysts who choose to follow our company. Our failure to meet market expectations would likely result in a decline in the trading price of our common stock.
     In addition to other risk factors discussed in this section, factors that may contribute to the variability of our quarterly results include:
•	the number of new games released by us and our competitors, including those for smartphones and advanced platforms;

•	the timing of release of new games by us and our competitors, particularly those that may represent a significant portion of revenues in a period;

•	the popularity of new games and games released in prior periods;

•	changes in the prominence of deck placement or storefront featuring for our leading games and those of our competitors;

•	fluctuations in the size and rate of growth of overall consumer demand for mobile handsets, games and related content;

•	the rate at which consumers continue to migrate from traditional feature phones to more advanced platforms and smartphones;

•	our success in developing and monetizing persistent-state, freemium games for smartphones;

•	the strength or weakness in consumer demand for new mobile devices;

•	the expiration of existing content licenses for particular games;

•	the timing of charges related to impairments of goodwill, intangible assets, prepaid royalties and guarantees;

•	changes in pricing policies by us, our competitors or our carriers and other distributors;

•	changes in pricing policies by our carriers related to downloading content, such as our games, which pricing policies could be influenced by the lower average prices for content on advanced platforms and smartphones;

•	changes in the mix of original and licensed games, which have varying gross margins;

•	carrier policies around off portal marketing and monetization;

•	the timing of successful mobile handset launches;

•	the timeliness and accuracy of reporting from carriers;

•	the seasonality of our industry;

•	strategic decisions by us or our competitors, such as acquisitions, divestitures, spin-offs, joint ventures, strategic investments or changes in business strategy;

•	our success in entering new geographic markets;

•	changes in accounting rules, such as those governing recognition of revenue;

•	the timing of compensation expense associated with equity compensation grants; and

•	decisions by us to incur additional expenses, such as increases in marketing or research and development.

The markets in which we operate are highly competitive, and many of our competitors have significantly greater resources than we do.
     The development, distribution and sale of mobile games is a highly competitive business. For end users, we compete primarily on the basis of game quality, brand and price. For carrier and other application storefronts, we compete for promotional placement based on these factors, as well as historical performance and perception of sales potential and relationships with licensors of brands and other intellectual property. For content and brand licensors, we compete based on royalty and other economic terms, perceptions of development quality, porting abilities, speed of execution, distribution breadth and relationships with carriers. We also compete for experienced and talented employees.
     Our primary competitors in both our traditional carrier-based mobile phone business and for advanced platforms and smartphones include Electronic Arts (EA Mobile) and Gameloft, with Electronic Arts having the largest market share of any company in the mobile games market. In the future, likely competitors in our target markets include major media companies, traditional video game publishers, content aggregators, mobile software providers and independent mobile game publishers. Wireless carriers may also decide to develop, internally or through a managed third-party developer, and distribute their own mobile games.
     Some of our competitors’ and our potential competitors’ advantages over us, either globally or in particular geographic markets, include the following:
•	significantly greater revenues and financial resources;

•	stronger brand and consumer recognition regionally or worldwide;

•	the capacity to leverage their marketing expenditures across a broader portfolio of mobile and non-mobile products;

•	more substantial intellectual property of their own from which they can develop games without having to pay royalties;

•	greater platform specific focus, experience and expertise;

•	pre-existing relationships with brand owners or carriers that afford them access to intellectual property while blocking the access of competitors to that same intellectual property;

•	greater resources to make acquisitions;

•	lower labor and development costs; and

•	broader global distribution and presence.
     In addition, given the open nature of the development and distribution for certain advanced platforms and smartphones, we also compete or will compete with a vast number of small companies and individuals who are able to create and launch games and other content for these mobile devices utilizing limited resources and with limited start-up time or expertise. Many of these smaller developers are able to offer their games at no cost or substantially reduce prices to levels at which we may be unable to respond competitively and still achieve profitability given their low overhead. In addition, publishers who create content for traditional gaming consoles and for online play have also begun developing games for smartphones. As an example of the competition that we face, it has been estimated that more than 35,000 active games were available on the Apple App Store as of August 30, 2010. The proliferation of titles in these open developer channels makes it difficult for us to differentiate ourselves from other developers and to compete for end users who purchase content for their smartphones without substantially reducing our prices, increasing development costs or increasing spending to market our products. Certain of our large competitors have greater intellectual property rights and access to more licenses to develop titles for the Apple App Store and have considerably greater resources than we do, which enables them to develop a greater volume of games, more rapidly than us. If our industry continues to shift to a sales and distribution model similar to the Apple App Store our ability to compete would be further challenged, since the substantial majority of our current revenue is currently derived from our wireless carrier-based distribution channel and not from fully open storefront channels.

     If we are unable to compete effectively or we are not as successful as our competitors in our target markets, our sales could decline, our margins could decline and we could lose market share, any of which would materially harm our business, operating results and financial condition.
An acceleration in the slowdown in sales of feature phones in our traditional carrier-based business, which represents the substantial majority of our revenues, or a decline in the average selling prices of our games sold through wireless carriers, could have a material adverse impact on our revenues, financial position and results of operations.
     We currently derive the substantial majority of our revenues from sales of our games on traditional feature phones through wireless carriers. Our revenues for each of the year ended December 31, 2009 and the six months ended June 30, 2010 declined from the corresponding period of the prior year due to a decrease in sales in our carrier-based business, resulting primarily from a decrease in feature phone sales, which in turn led to a decrease in the number of games that we sold, as well as increasing movement by a number of consumers to smartphones that enable the download of applications from sources other than a carrier’s branded e-commerce service, such as the Apple App Store. We expect that we will continue to derive the substantial majority of our revenues from sales of our games on traditional feature phones during the remainder of 2010. However, we believe that the decline in the sales of feature phones will continue to accelerate and will result in an overall decline in our revenues in 2010. The ability of smartphones to serve as a source of significant revenues is uncertain, and we will likely be unable to generate sufficient revenues from these platforms in 2010 to make up for the expected decline in sales of our games on traditional feature phones. In addition, games sold on smartphones typically have lower average prices than our games sold on traditional feature phones, and to the extent consumers continue to migrate to smartphones, it could result in lower average prices for our games sold on traditional feature phones. Any acceleration in the slowdown in our carrier business or in sales of feature phones for that business, or any reduction in the average prices of our games sold through our wireless carriers, could have a material adverse impact on our revenues, financial position and results of operations.
Our strategy to grow our business includes developing titles for advanced platforms and smartphones beyond our wireless carrier channel, which currently comprises the substantial majority of our revenues. If we do not succeed in generating considerable revenues and gross margins from these advanced platforms and smartphones, our revenues, financial position and operating results may suffer.
     We believe that the slowdown in sales of feature phones in our base carrier business, which currently comprises the substantial majority of our revenues, will continue to accelerate and will result in an overall decline in our revenues in 2010. As part of our strategy to grow our business, we intend to significantly increase our studio capacity that is dedicated towards developing titles for smartphone digital storefronts (such as Apple’s App Store, Google’s Android Market, Research In Motion’s Blackberry App World, Palm’s App Catalog, Nokia’s Ovi Store and Microsoft’s Windows Marketplace for Mobile). The introduction of these smartphone storefronts has drawn many of our customers away from our carrier-based business. In order to succeed, we believe that we must publish mobile games that are widely accepted and commercially successful on the new advanced platforms and smartphones. However, our efforts on these advanced platforms and smartphones may prove unsuccessful or, even if successful, it may take us longer to achieve significant revenue than anticipated because, among others reasons:
•	the open nature of many of these smartphone storefronts increases substantially the number of our competitors and competitive products and makes it more difficult for us to achieve prominent placement or featuring for our games;

•	the pricing and revenue models for titles on these smartphone storefronts are rapidly evolving (for example, the introduction of micro-transaction capabilities and the potential introduction of usage-based pricing for games), and has resulted, and may continue to result, in significantly lower average selling prices for our games developed for smartphones as compared to games developed for feature phones in our traditional carrier channels, and a lower than expected return on investment for these games;

•	the billing and provisioning capabilities of some smartphones are currently not optimized to enable users to purchase games, which could make it difficult for users of these smartphones to purchase our games and could reduce our addressable market, at least in the short term;

•	the competitive advantage of our porting capabilities may be reduced as these advanced platforms and smartphones become more widely adopted;

•	many of our key licenses do not grant us the rights to develop games for the iPhone and certain other smartphones;

•	we have relatively little experience with open storefront distribution channels;

•	these smartphone digital storefronts are effectively new markets, for which we are less able to forecast with accuracy revenue levels, required marketing and developments expenses, and net income or loss;

•	many OEMs and carriers are developing their own storefronts and it may be difficult for us to predict which ones will be successful, and we may expend time and resources developing games for storefronts that ultimately do not succeed; and

•	competitors may have substantially greater resources available to invest in development and publishing of products for advanced platforms and smartphones.
     If we do not succeed in generating considerable revenues and gross margins from the advanced platforms and smartphones, our revenues, financial position and operating results may suffer.
If we do not achieve a sufficient return on our investment with respect to our efforts to develop persistent-state, freemium games for smartphones and advanced platforms, it could negatively affect our operating results.
     We expect that a significant portion of our development activities for advanced platforms and smartphones in 2010 and beyond will be focused on persistent-state, freemium games — games that are downloadable without an initial charge or for a small fee, but which enable a variety of additional features to be accessed for a fee or otherwise monetized through various advertising and offering techniques. Our efforts to develop persistent-state, freemium games for multiple smartphones and other advanced platforms may prove unsuccessful or, even if successful, may take us longer to achieve significant revenue than anticipated because, among others reasons:
•	we do not have any experience in successfully developing and marketing persistent-state, freemium games;

•	we have only recently begun to embed micro-transaction capabilities into some of our games for smartphones as well as experiment with a number of advertising monetization techniques, and our limited experience in these areas may cause us to have difficulty optimizing the monetization of our games;

•	some of our competitors have already released persistent-state, freemium games on smartphones, and other competitors will likely do so prior to the currently scheduled release of our first persistent-state, freemium games in the fourth quarter of 2010, and this competition will make it more difficult for us to differentiate our games and derive significant revenues from them;

•	our competitors may have substantially greater resources available to invest in the development and publishing of persistent-state, freemium games;

•	we intend to have the significant majority of our persistent-state, freemium games be based upon our own intellectual property rather than well-known licensed brands, and, as a result, we may encounter difficulties in generating sufficient consumer interest in our games, particularly since we historically have had limited success in generating significant revenues from games based on our own intellectual property;

•	persistent-state, freemium games currently represent a significant minority of the games available on smartphones and other advanced platforms and have a limited history, and it is unclear how popular this style of game will become on smartphones or their revenue potential;

•	our strategy with respect to developing persistent-state, freemium games for smartphones assumes that a large number of consumers will download our games because they are free and that we will subsequently be able to effectively monetize these games; however, some smartphones charge users a fee for downloading content, and users of these smartphones may be reluctant to download our freemium games because of these fees, which would reduce the effectiveness of our product strategy; and

•	because these are effectively new products for us, we are less able to forecast with accuracy revenue levels, required marketing and development expenses, and net income or loss.
     If we do not achieve a sufficient return on our investment with respect to developing and selling persistent-state, freemium games, it will negatively affect our operating results.
We may need to raise additional capital or borrow funds to grow our business, and we may not be able to raise capital or borrow funds on terms acceptable to us or at all.
     The operation of our business, and our efforts to grow our business, requires significant cash outlays and commitments. As of June 30, 2010, we had $6.2 million of cash and cash equivalents. In addition, on August 26, 2010, we closed the Private Placement and received gross proceeds of approximately $13.5 million. In addition to our general operating expenses and prepaid and guaranteed royalty payments, we had debt service obligations related to $9.1 million outstanding as of June 30, 2010. These debt service obligations consisted of $6.3 million in remaining principal and accrued interest that we owed under the subordinated notes that we issued in December 2008 in connection with our restructuring of the MIG earnout and bonus payments (the “MIG subordinated notes”), and $2.8 million that was outstanding under our revolving credit facility. In addition, of our $6.2 million of cash and cash equivalents that we held as of June 30, 2010, $3.2 million was held in our China subsidiaries, of which we repatriated an additional $1.3 million in August 2010. To the extent we require additional working capital in our U.S. or other non-Chinese operations, it could be very difficult to repatriate money held in our China subsidiaries beyond the amount we repatriated in the third quarter of 2010, and such repatriation would be subject to taxation, potentially at high rates.
     If our cash and cash equivalents, together with any cash generated from operations and borrowings under our credit facility are insufficient to meet our cash requirements, we will either need to seek additional capital, potentially through an additional debt or equity financing, by increasing the amount available to us for borrowing under the credit facility, procuring a new debt facility or selling some of our assets, to fund our operations and debt repayment obligations or we will need to restructure our obligations under the MIG subordinated notes. We may not be able to raise needed cash on terms acceptable to us or at all. Financings, if available, may be on terms that are dilutive or potentially dilutive to our stockholders, particularly given our current stock price. The holders of new securities may also receive rights, preferences or privileges that are senior to those of existing holders of our common stock, all of which is subject to the provisions of our credit facility. Additionally, we may be unable to increase the size of the credit facility or procure a new debt facility, or to do so on terms that are acceptable to us, particularly in light of the current credit market conditions. We also may not be able to access the full amount of our credit facility, as the credit facility’s borrowing base is based upon our accounts receivable; at our current revenue levels, we are not able to access the full $8.0 million of the credit facility. If new sources of financing are required but are insufficient or unavailable, or if we are unable to restructure our obligations under the MIG subordinated notes to the extent we may need to do so, we would be required to modify our growth and operating plans to the extent of available funding, which would harm our ability to grow our business. Furthermore, if we are unable to remain in compliance with the financial or other covenants contained in the credit facility and do not obtain a waiver from the lender then, subject to applicable cure periods, any outstanding indebtedness under the credit facility could be declared immediately due and payable, which would also trigger the cross-default provisions of the MIG subordinated notes. This credit facility also is scheduled to expire on June 30, 2011, and we cannot assure you that we will be able to extend the terms of this facility on terms favorable to us or at all. In the event that we default under our credit facility or are unable to successfully extend its term beyond June 30, 2011, we would need to seek additional sources of financing, which could have unfavorable terms, and any failure to do so would have a serious impact on our business, financial position and liquidity.
We have outstanding debt obligations and may incur additional debt in the future, which could adversely affect our financial condition and results of operations.
     In December 2008, we renegotiated and extended our $8.0 million revolving credit facility, which is secured by substantially all of our assets, including our intellectual property, and we further amended this credit facility in August 2009, February 2010 and March 2010. As of June 30, 2010, we had outstanding borrowings of $2.8 million under this credit facility, and we expect to continue to borrow during the term of the facility for general working capital purposes and to satisfy our other debt obligations. In addition, in December 2008, we issued an aggregate of $25.0 million in principal amount of the MIG subordinated notes, of which we had repaid $18.5 million in principal as of June 30, 2010. This debt may adversely affect our operating results and financial condition by, among other things:

•	requiring us to dedicate a portion of our expected cash from operations to service our debt, thereby reducing the amount of expected cash flow available for other purposes, including funding our operations;

•	increasing our vulnerability to downturns in our business, to competitive pressures and to adverse economic and industry conditions;

•	limiting our ability to pursue acquisitions that may be accretive to our business; and

•	limiting our flexibility in planning for, or reacting to, changes in our business and our industry.
     Our credit facility imposes restrictions on us, including restricting our ability to incur specified liens and sell the company and requiring us to maintain compliance with specified covenants and to maintain a certain level of cash deposits with the lender. Our ability to comply with certain of these covenants may be affected by events beyond our control. Our expectations regarding cash sufficiency assume that our operating results will be sufficient to enable us to comply with the EBITDA-related covenant. Our revenues depend on a number of factors, including the rate of sales of mobile devices, our relationships with our carriers and licensors, consumer tastes, competitive pressures, our ability to generate revenues from advanced platforms and smartphones and foreign exchange rate fluctuations. If our revenues are lower than we anticipate, we will be required to reduce our operating expenses to remain in compliance with this covenant. However, reducing our operating expenses could be very challenging for us, since we undertook operating expense reductions and restructuring activities in the third and fourth quarters of 2008 that reduced our operating expenses significantly from second quarter of 2008 levels, and we implemented additional expense reduction measures in the third quarter of 2009 and the first and second quarters of 2010. Reducing operating expenses further could have the effect of reducing our revenues. If we breach any of the covenants under our credit facility and do not obtain a waiver from the lender, then, subject to applicable cure periods, any outstanding indebtedness under the credit facility could be declared immediately due and payable, which would also trigger the cross-default provision of our MIG subordinated notes. Should the lender call the loan at a time when we did not have or were unable to secure cash to repay it, it would have a serious impact on our business, financial position and liquidity, including potentially forcing us to file for bankruptcy protection. In addition, this credit facility also is scheduled to expire on June 30, 2011, and we cannot assure you that we will be able to extend the terms of this facility on terms favorable to us or at all. For more information about our debt obligations, see Note 6 to Notes to Unaudited Consolidated Financial Statements of our Quarterly Report on Form 10-Q for the quarter ended June 30, 2010 which is incorporated by reference into this prospectus.
Changes in foreign exchange rates and limitations on the convertibility of foreign currencies could adversely affect our business and operating results.
     Although we currently transact approximately one-half of our business in U.S. Dollars, we also transact approximately one-fourth of our business in pounds sterling and Euros and the remaining portion of our business in other currencies. Conducting business in currencies other than U.S. Dollars subjects us to fluctuations in currency exchange rates that could have a negative impact on our reported operating results. Fluctuations in the value of the U.S. Dollar relative to other currencies impact our revenues, cost of revenues and operating margins and result in foreign currency exchange gains and losses. For example, in 2008, we recorded a $3.0 million foreign currency exchange loss primarily related to the revaluation of intercompany balance sheet accounts. To the extent foreign exchange rates continue to negatively affect our operating results, it will negatively affect our ability to remain in compliance with the EBITDA-related covenant in our credit facility. To date, we have not engaged in exchange rate hedging activities, and we do not expect to do so in the foreseeable future. Even if we were to implement hedging strategies to mitigate this risk, these strategies might not eliminate our exposure to foreign exchange rate fluctuations and would involve costs and risks of their own, such as cash expenditures, ongoing management time and expertise, external costs to implement the strategies and potential accounting implications.
     We face additional risk if a currency is not freely or actively traded. Some currencies, such as the Chinese Renminbi, in which our Chinese operations principally transact business, are subject to limitations on conversion into other currencies, which can limit our ability to react to rapid foreign currency devaluations and to repatriate funds to the United States should we require additional working capital.
Failure to renew our existing brand and content licenses on favorable terms or at all and to obtain additional licenses would impair our ability to introduce new mobile games or to continue to offer our current games based on third-party content.

     Revenues derived from mobile games and other applications based on or incorporating brands or other intellectual property licensed from third parties accounted for 77.5%, 75.0% and 88.1% of our revenues in 2009, 2008 and 2007, respectively. In 2009, revenues derived under various licenses from our five largest licensors, Activision, Atari, Fox Mobile Entertainment, Freemantle Media and Harrah’s, together accounted for approximately 27.8% of our revenues, and we expect that this percentage will increase in 2010. Even if mobile games based on licensed content or brands remain popular, any of our licensors could decide not to renew our existing license or not to license additional intellectual property and instead license to our competitors or develop and publish its own mobile games or other applications, competing with us in the marketplace. For example, in the second quarter of 2010, PopCap Games elected not to renew its license with us pursuant to which we created our game Zuma, which accounted for less than 5% of our revenues for each of 2009 and the first six months of 2010. Many of our licensors already develop games for other platforms and may have significant experience and development resources available to them should they decide to compete with us rather than license to us. In addition, our licensors could decide to breach the terms of our license agreements, including failure to provide the content and intellectual property required under our license agreements and necessary to develop our games, and our remedies may be limited to recovering our direct costs but not our lost profits, and we may not be able to realize profits that we may have anticipated from such license agreements. We may be required to resort to potentially costly litigation in an effort to enforce our rights, which efforts might prove unsuccessful. Moreover, many of our licensors have not granted us the right to develop games for some smartphones, such as the iPhone, and may instead choose to develop games for such platforms themselves. Additionally, licensors may elect to work with publishers who can develop and publish products across multiple platforms, such as mobile, online and console, which we currently cannot offer.
     Increased competition for licenses may lead to larger guarantees, advances and royalties that we must pay to our licensors, which could significantly increase our cost of revenues and cash usage. We may be unable to renew these licenses or to renew them on terms favorable to us, and we may be unable to secure alternatives in a timely manner. Our budget for new licenses in 2009 was a substantial reduction from the amount we spent for new licenses in prior years, and we expect our spending for new licenses in 2010 to be significantly reduced from 2009 levels. Our reduced spending on new licenses may adversely impact our title plan and our ability to generate revenues in 2010 and future periods. Failure to maintain or renew our existing licenses or to obtain additional licenses would impair our ability to introduce new games or to continue to offer our current games, which would materially harm our business, operating results and financial condition.
     Even if we succeed in gaining new licenses or extending existing licenses, we may fail to anticipate the entertainment preferences of our end users when making choices about which brands or other content to license. If the entertainment preferences of end users shift to content or brands owned or developed by companies with which we do not have relationships, we may be unable to establish and maintain successful relationships with these developers and owners, which would materially harm our business, operating results and financial condition.
We currently rely primarily on wireless carriers, in particular Verizon Wireless, to market and distribute our games and thus to generate our revenues. The loss of or a change in any significant carrier relationship, including their credit worthiness, could materially reduce our revenues and adversely impact our cash position.
     A significant portion of our revenues is derived from a limited number of carriers. In 2009, we derived approximately 49.1% of our revenues from relationships with five carriers, including Verizon Wireless, which accounted for 20.5% of our revenues. We expect that we will continue to generate a substantial majority of our revenues through distribution relationships with fewer than 20 carriers for the foreseeable future. If any of our carriers decides not to market or distribute our games or decides to terminate, not renew or modify the terms of its agreement with us or if there is consolidation among carriers generally, we may be unable to replace the affected agreement with acceptable alternatives, causing us to lose access to that carrier’s subscribers and the revenues they afford us. In addition, having our revenues concentrated among a limited number of carriers also creates a credit concentration risk for us, and in the event that any significant carrier were unable to fulfill its payment obligations to us, our operating results and cash position would suffer. Finally, our credit facility’s borrowing base is tied to our accounts receivable. If any of our wireless carriers were delinquent in their payments to us, it would reduce our borrowing base and could require us to immediately repay any borrowings outstanding related to such carrier. If any of these eventualities come to pass, it could materially reduce our revenues and otherwise harm our business.
Changes made by wireless carriers and other distributors to their policies regarding pricing, revenue sharing, supplier status, billing and collections could adversely affect our business and operating results.
     Wireless carriers generally control the price charged for our mobile games either by approving or establishing the price of the games charged to their subscribers. Some of our carrier agreements also restrict our ability to change prices. In cases where carrier approval is required, approvals may not be granted in a timely manner or at all. A failure or delay in obtaining these approvals, the prices established by the carriers for our games, or changes in these prices could adversely affect market acceptance of those games. Similarly, for some of our carriers, including Verizon Wireless, when we make changes to a pricing plan (the wholesale price and the corresponding suggested retail price based on our negotiated revenue-sharing arrangement), adjustments to the actual retail price charged to end users may not be made in a timely manner or at all (even though our wholesale price was reduced). A failure or delay by these carriers in adjusting the retail price for our games, could adversely affect sales volume and our revenues for those games.
     In addition, wireless carriers have the ability to change their pricing policy with their customers for downloading content, such as our games. For example, Verizon Wireless, our largest carrier, in 2008 began imposing a data surcharge to download content on those of its customers who had not otherwise subscribed to a data plan. Such charges have, and could in the future, deter end users from purchasing our content. In addition, wireless carriers could renegotiate the revenue sharing arrangement that we have in place with them to our detriment. For example in the first quarter of 2010, China Mobile, the largest carrier in China, reduced the revenue share that we receive from our games sold on the mBox platform in approximately 15 provinces in China, which has begun, and will likely continue, to negatively impact our revenues in China. Furthermore, a portion of our revenues is derived from subscriptions. Our wireless carriers have the ability to discontinue offering subscription pricing, without our approval.
     In China, sales to wireless carriers such as China Mobile may only be made by service providers, which are companies who have been licensed by the government to operate and publish mobile games. China Mobile has designated four classes of licenses for service providers with respect to mobile gaming, with a Class A license being the highest designation. We hold, through our Chinese subsidiaries, one of the three Class A licenses that have currently been awarded by China Mobile. In order to maintain this Class A license, we must maintain a certain level of monthly revenues, as well as meet certain minimum download and customer satisfaction levels. If we were to lose this Class A license, our revenues in China would be significantly and adversely impacted.
     Carriers and other distributors also control billings and collections for our games, either directly or through third-party service providers. If our carriers or their third-party service providers cause material inaccuracies when providing billing and collection services to us, our revenues may be less than anticipated or may be subject to refund at the discretion of the carrier. Our market is experiencing a growth in adoption of smartphones, such as the Apple iPhone and Research In Motion Blackberry devices. For many of our wireless carriers, these smartphones are not yet directly integrated into the carrier’s provisioning infrastructure that would allow them to sell games directly to consumers, and games are instead sold through third parties, which is a more cumbersome process for consumers and results in a smaller revenue share for us. These factors could harm our business, operating results and financial condition.
End user tastes are continually changing and are often unpredictable; if we fail to develop and publish new mobile games that achieve market acceptance, our sales would suffer.
     Our business depends on developing and publishing mobile games that wireless carriers will place on their decks or digital storefront owners will prominently feature and that end users will buy. We must continue to invest significant resources in research and development, licensing efforts, analytics, marketing and regional expansion to enhance our offering of games and introduce new games, and we must make decisions about these matters well in advance of product release to timely implement them. Our success depends, in part, on unpredictable and volatile factors beyond our control, including end-user preferences, competing games, new mobile platforms and the availability of other entertainment activities. If our games and related applications do not respond to the requirements of carriers and digital storefront owners or the entertainment preferences of end users, or they are not brought to market in a timely and effective manner, our business, operating results and financial condition would be harmed. Even if our games are successfully introduced and initially adopted, a subsequent shift in our carriers or the entertainment preferences of end users could cause a decline in our games’ popularity that could materially reduce our revenues and harm our business, operating results and financial condition.
A shift of technology platform by wireless carriers and mobile handset manufacturers could lengthen the development period for our games, increase our costs and cause our games to be of lower quality or to be published later than anticipated.
     End users of games must have a mobile handset with multimedia capabilities enabled by technologies capable of running third-party games and related applications such as ours. Our development resources are concentrated in the BREW and Java platforms, and more recently the Apple iPhone, Google Android, Blackberry, i-mode, Mophun, Palm, Symbian and Windows Mobile platforms. If one or more of these technologies fall out of favor with handset manufacturers and wireless carriers and there is a rapid shift to a different technology platform, such as Adobe Flash or Flash Lite, or a new technology where we do not have development experience or resources, the development period for our games may be lengthened, increasing our costs, and the resulting games may be of lower quality, and may be published later than anticipated. In such an event, our reputation, business, operating results and financial condition might suffer.
Inferior deck placement or storefront featuring would likely adversely impact our revenues and thus our operating results and financial condition.
     Wireless carriers provide a limited selection of games that are accessible to their subscribers through a deck on their mobile handsets. The inherent limitation on the number of games available on the deck is a function of the limited screen size of handsets and carriers’ perceptions of the depth of menus and numbers of choices end users will generally utilize. Carriers typically provide one or more top-level menus highlighting games that are recent top sellers, that the carrier believes will become top sellers or that the carrier otherwise chooses to feature, in addition to a link to a menu of additional games sorted by genre. We believe that deck placement on the top-level or featured menu or toward the top of genre-specific or other menus, rather than lower down or in sub-menus, is likely to result in higher game sales. If carriers choose to give our games less favorable deck placement, our games may be less successful than we anticipate, our revenues may decline and our business, operating results and financial condition may be materially harmed.
     Conversely, the open nature of the smartphone storefronts, such as the Apple App Store, allow for vast numbers of applications to be offered to consumers from a much wider array of competitors than in the traditional carrier channel. This may reduce the competitive advantage of our established network of relationships with wireless carriers. It may also require us to expend significantly increased amounts to generate substantial revenues on these platforms, reducing or eliminating the profitability of publishing games for them.
     The open nature of many of the smartphone storefronts substantially increases the number of our competitors and competitive products, which makes it more difficult for us to achieve prominent placement or featuring for our games. Our failure to achieve prominent placement or featuring for our games on the smartphone storefronts could result in our games not generating significant sales. We believe that a number of factors may influence the featuring or placement of a game in these digital storefronts, including:
•	the perceived attractiveness of the title or brand;

•	the past critical or commercial success of the game or of other games previously introduced by a publisher;

•	the publisher’s relationship with the applicable digital storefront owner and future pipeline of quality titles for it; and

•	the current market share of the publisher.
     If carriers choose to give our games less favorable deck placement, our games may be less successful than we anticipate, our revenues may decline and our business, operating results and financial condition may be materially harmed.
We have depended on no more than ten mobile games for a majority of our revenues in recent fiscal periods. If these games do not continue to succeed or we do not release highly successful new games, our revenues would decline.
     In our industry, new games are frequently introduced, but a relatively small number of games account for a significant portion of industry sales. Similarly, a significant portion of our revenues comes from a limited number of mobile games, although the games in that group have shifted over time. For example, in 2009, 2008 and 2007, we generated approximately 35.0%, 30.5% and 52.7% of our revenues, respectively, from our top ten games, but no individual game represented more than 10% of our revenues in any of those periods. If our new games are not successful, our revenues could be limited and our business and operating results would suffer in both the year of release and thereafter.
If we are unsuccessful in establishing and increasing awareness of our brand and recognition of our games or if we incur excessive expenses promoting and maintaining our brand or our games, our potential revenues could be limited, our costs could increase and our operating results and financial condition could be harmed.
     We believe that establishing and maintaining our brand is critical to retaining and expanding our existing relationships with wireless carriers and content licensors, as well as developing new such relationships, and is also critical to establishing a direct relationship with end users who purchase our products from direct-to-consumer channels, such as the

Apple App Store. Our ability to promote the Glu brand depends on our success in providing high-quality mobile games. Similarly, recognition of our games by end users depends on our ability to develop engaging games of high quality with attractive titles. However, our success also depends, in part, on the services and efforts of third parties, over which we have little or no control. For instance, if our carriers fail to provide high levels of service, our end users’ ability to access our games may be interrupted, which may adversely affect our brand. If end users, branded content owners and carriers do not perceive our existing games as high-quality or if we introduce new games that are not favorably received by our end users and carriers, then we may not succeed in building brand recognition and brand loyalty in the marketplace. In addition, globalizing and extending our brand and recognition of our games will be costly and will involve extensive management time to execute successfully, particularly as we expand our efforts to increase awareness of our brand and games among international consumers. Moreover, if a game is introduced with defects, errors or failures or unauthorized objectionable content, we could experience damage to our reputation and brand, and our attractiveness to wireless carriers, licensors and end users might be reduced. If we fail to increase and maintain brand awareness and consumer recognition of our games, our potential revenues could be limited, our costs could increase and our business, operating results and financial condition could suffer.
We face added business, political, regulatory, operational, financial and economic risks as a result of our international operations and distribution, any of which could increase our costs and adversely affect our operating results.
     International sales represented approximately 52.2%, 52.0% and 46.2% of our revenues in 2009, 2008 and 2007, respectively. In addition, as part of our international efforts, we acquired U.K.-based Macrospace in December 2004, UK-based iFone in March 2006, China-based MIG in December 2007 and Superscape, which has a significant presence in Russia, in March 2008. We have international offices located in Brazil, Canada, China, Colombia, England, France, Germany, Italy, Russia and Spain. We expect to maintain our international presence, and we expect international sales to be an important component of our revenues. Risks affecting our international operations include:
•	challenges caused by distance, language and cultural differences;

•	multiple and conflicting laws and regulations, including complications due to unexpected changes in these laws and regulations;

•	foreign currency exchange rate fluctuations;

•	difficulties in staffing and managing international operations;

•	potential violations of the Foreign Corrupt Practices Act, particularly in certain emerging countries in East Asia, Eastern Europe and Latin America;

•	greater fluctuations in sales to end users and through carriers in developing countries, including longer payment cycles and greater difficulty collecting accounts receivable;

•	protectionist laws and business practices that favor local businesses in some countries;

•	regulations that could potentially affect the content of our products and their distribution, particularly in China;

•	potential adverse foreign tax consequences;

•	foreign exchange controls that might prevent us from repatriating income earned in countries outside the United States, particularly China;

•	price controls;

•	the servicing of regions by many different carriers;

•	imposition of public sector controls;

•	political, economic and social instability;

•	restrictions on the export or import of technology;

•	trade and tariff restrictions and variations in tariffs, quotas, taxes and other market barriers; and

•	difficulties in enforcing intellectual property rights in certain countries.
     In addition, developing user interfaces that are compatible with other languages or cultures can be expensive. As a result, our ongoing international expansion efforts may be more costly than we expect. As a result of our international expansion in Asia, Europe and Latin America, we must pay income tax in numerous foreign jurisdictions with complex and evolving tax laws. If we become subject to increased taxes or new forms of taxation imposed by governmental authorities, our results of operations could be materially and adversely affected.
     These risks could harm our international operations, which, in turn, could materially and adversely affect our business, operating results and financial condition.
If we fail to deliver our games at the same time as new mobile handset models are commercially introduced, our sales may suffer.
     Our business depends, in part, on the commercial introduction of new handset models with enhanced features, including larger, higher resolution color screens, improved audio quality, and greater processing power, memory, battery life and storage. For example, some companies have launched new smartphones or mobile platforms, including Apple’s iPhone, Google’s Android and Research In Motion’s Blackberry. In addition, consumers generally purchase the majority of content, such as our games, for a new handset within a few months of purchasing the handset. We do not control the timing of these handset launches. Some new handsets are sold by carriers with one or more games or other applications pre-loaded, and many end users who download our games do so after they purchase their new handsets to experience the new features of those handsets. Some handset manufacturers give us access to their handsets prior to commercial release. If one or more major handset manufacturers were to cease to provide us access to new handset models prior to commercial release, we might be unable to introduce compatible versions of our games for those handsets in coordination with their commercial release, and we might not be able to make compatible versions for a substantial period following their commercial release. If, because we do not adequately build into our title plan the demand for games for a particular handset or platform or experience of game launch delays, we miss the opportunity to sell games when new handsets are shipped or our end users upgrade to a new handset, our revenues would likely decline and our business, operating results and financial condition would likely suffer.
Future mobile handsets may significantly reduce or eliminate wireless carriers’ control over delivery of our games and force us to rely further on alternative sales channels, which, if not successful, could require us to increase our sales and marketing expenses significantly.
     The significant majority of our games are currently sold through carriers’ branded e-commerce services. We have invested significant resources developing this sales channel. However, a growing number of handset models currently available allow wireless subscribers to browse the Internet and, in some cases, download applications from sources other than a carrier’s branded e-commerce service, such as the Apple App Store. In addition, developing other application delivery mechanisms, such as premium-SMS, enable subscribers to download applications without having to access a carrier’s branded e-commerce service. Increased use by subscribers of open operating system handsets or premium-SMS delivery systems will enable them to bypass carriers’ branded e-commerce services and could reduce the market power of carriers. This could force us to rely further on alternative sales channels where we may not be successful selling our games and could require us to increase our sales and marketing expenses significantly. As with our carriers, we believe that inferior placement of our games and other mobile entertainment products in the menus of off-deck distributors will result in lower revenues than might otherwise be anticipated from these alternative sales channels. We may be unable to develop and promote our direct website distribution sufficiently to overcome the limitations and disadvantages of off-deck distribution channels and our efforts to promote direct distribution could prove expensive. This could harm our business, operating results and financial condition.
If a substantial number of the end users that purchase our games by subscription change mobile handsets or if wireless carriers switch to subscription plans that require active monthly renewal by subscribers or change or cease offering subscription plans, our sales could suffer.
     Subscriptions represent a significant portion of our revenues. As handset development continues, over time an increasing percentage of end users who already own one or more of our subscription games will likely upgrade from their existing handsets. With some wireless carriers, end users are not able to transfer their existing subscriptions from one handset to another. In addition, carriers may switch to subscription billing systems that require end users to actively renew, or opt-in, each month from current systems that passively renew unless end users take some action to opt-out of their subscriptions, or change or cease offering subscription plans altogether. If our subscription revenues decrease significantly for these or other reasons, our sales would suffer and this could harm our business, operating results and financial condition.
If we fail to maintain and enhance our capabilities for porting games to a broad array of mobile handsets, our attractiveness to wireless carriers and branded content owners will be impaired, and our sales and financial results could suffer.
     To reach large numbers of wireless subscribers, mobile entertainment publishers like us must support numerous mobile handsets and technologies. Once developed, a mobile game may be required to be ported to, or converted into separate versions for, more than 1,000 different handset models, many with different technological requirements. These include handsets with various combinations of underlying technologies, user interfaces, keypad layouts, screen resolutions, sound capabilities and other carrier-specific customizations. If we fail to maintain or enhance our porting capabilities, our sales could suffer, branded content owners might choose not to grant us licenses and carriers might choose to give our games less desirable deck placement or not to give our games placement on their decks at all.
     Changes to our game design and development processes to address new features or functions of handsets or networks might cause inefficiencies in our porting process or might result in more labor intensive porting processes. In addition, in the future we will be required to port existing and new games to a broader array of handsets and develop versions specific to new smartphones. If we utilize more labor-intensive porting processes, our margins could be significantly reduced and it may take us longer to port games to an equivalent number of handsets. For example, the time required to develop and port games to some of the new smartphones, including the iPhone and those based on the Android platform, is longer and thus developing and porting for the advanced platforms is more costly than developing and porting for games for traditional mobile phones. Since the substantial majority of our revenues are currently derived from our carrier business, it is important that we maintain and enhance our porting capabilities. However, as additional smartphone storefronts are developed and gain market prominence, our porting capabilities represent less of a business advantage for us, yet we could be required to invest considerable resource in this area to support our existing business. These additional costs could harm our business, operating results and financial condition.
Our industry is subject to risks generally associated with the entertainment industry, any of which could significantly harm our operating results.
     Our business is subject to risks that are generally associated with the entertainment industry, many of which are beyond our control. These risks could negatively impact our operating results and include: the popularity, price and timing of release of games and mobile handsets on which they are played; the commercial success of any movies upon which one of more of our games are based; economic conditions that adversely affect discretionary consumer spending; changes in consumer demographics; the availability and popularity of other forms of entertainment; and critical reviews and public tastes and preferences, which may change rapidly and cannot necessarily be predicted.
If one or more of our games were found to contain hidden, objectionable content, our reputation and operating results could suffer.
     Historically, many video games have been designed to include hidden content and gameplay features that are accessible through the use of in-game cheat codes or other technological means that are intended to enhance the gameplay experience. For example, our Super K.O. Boxing game released for feature phones includes additional characters and game modes that are available with a code (usually provided to a player after accomplishing a certain level of achievement in the game). These features have been common in console and computer games. However, in several cases, hidden content or features have been included in other publishers’ products by an employee who was not authorized to do so or by an outside developer without the knowledge of the publisher. From time to time, some of this hidden content and these hidden features have contained profanity, graphic violence and sexually explicit or otherwise objectionable material. If a game we published were found to contain hidden, objectionable content, our wireless carriers and other distributors of our games could refuse to sell it, consumers could refuse to buy it or demand a refund of their money, and, if the game was based on licensed content, the licensor could demand that we incur significant expense to remove the objectionable content from the game and all ported versions of the game. This could have a materially negative impact on our business, operating results and financial condition.
Our business and growth may suffer if we are unable to hire and retain key personnel.
     Our future success will depend, to a significant extent, on our ability to retain and motivate our key personnel, namely our management team and experienced sales and engineering personnel. In addition, in order to grow our business, succeed on our new business initiatives, such as developing persistent-state, freemium titles for smartphones and advanced platforms, and replace departing employees, we must be able to identify and hire qualified personnel. Competition for qualified management, sales, engineering and other personnel can be intense, and we may not be successful in attracting and retaining such personnel. This may be particularly the case for us to the extent our stock price remains at a depressed level, as individuals may elect to seek employment with other companies that they believe have better long-term prospects. Competitors have in the past and may in the future attempt to recruit our employees, and our management and key employees are not bound by agreements that could prevent them from terminating their employment at any time. For example, four of our executive officers, including our President and Chief Executive Officer, have left our company since October 2009. We may also experience difficulty assimilating our newly hired personnel and they may be less effective or productive than we anticipated, which may adversely affect our business. In addition, we do not maintain a key-person life insurance policy on any of our officers. Our business and growth may suffer if we are unable to hire and retain key personnel.
Acquisitions could result in operating difficulties, dilution and other harmful consequences.
     We have acquired a number of businesses in the past, including, most recently, Superscape, which has a significant presence in Russia, in March 2008 and MIG, which is based in China, in December 2007. We expect to continue to evaluate and consider a wide array of potential strategic transactions, including business combinations and acquisitions of technologies, services, products and other assets. At any given time, we may be engaged in discussions or negotiations with respect to one or more of these types of transactions. Any of these transactions could be material to our financial condition and results of operations. The process of integrating any acquired business may create unforeseen operating difficulties and expenditures and is itself risky. The areas where we may face difficulties include:
•	diversion of management time and a shift of focus from operating the businesses to issues related to integration and administration;

•	declining employee morale and retention issues resulting from changes in compensation, management, reporting relationships, future prospects or the direction of the business;

•	the need to integrate each acquired company’s accounting, management, information, human resource and other administrative systems to permit effective management, and the lack of control if such integration is delayed or not implemented;

•	the need to implement controls, procedures and policies appropriate for a larger public company that the acquired companies lacked prior to acquisition;

•	in the case of foreign acquisitions, the need to integrate operations across different cultures and languages and to address the particular economic, currency, political and regulatory risks associated with specific countries; and

•	liability for activities of the acquired companies before the acquisition, including violations of laws, rules and regulations, commercial disputes, tax liabilities and other known and unknown liabilities.
     If the anticipated benefits of any future acquisitions do not materialize, we experience difficulties integrating businesses acquired in the future, or other unanticipated problems arise, our business, operating results and financial condition may be harmed.
     In addition, a significant portion of the purchase price of companies we acquire may be allocated to acquired goodwill and other intangible assets, which must be assessed for impairment at least annually. In the future, if our acquisitions do not yield expected returns, we may be required to take charges to our earnings based on this impairment assessment process, which could harm our operating results. For example, during 2008 we incurred an aggregate goodwill impairment charge related to write-downs in the third and fourth quarters of 2008 of $69.5 million as the fair values of our three reporting units were determined to be below their carrying values.
     Moreover, the terms of acquisitions may require that we make future cash or stock payments to shareholders of the acquired company, which may strain our cash resources or cause substantial dilution to our existing stockholders at the time the payments are required to be made. For example, pursuant to our merger agreement with MIG, we were required to make $25.0 million in future cash and stock payments to the former MIG shareholders, which payments we renegotiated in December 2008. Had we paid the MIG earnout and bonus payments on their original terms, we could have experienced cash shortfall related to the cash payments and our stockholders could have experienced substantial dilution related to the stock payments.
Our reported financial results could be adversely affected by changes in financial accounting standards or by the application of existing or future accounting standards to our business as it evolves.
     Our reported financial results are impacted by the accounting policies promulgated by the SEC and national accounting standards bodies and the methods, estimates, and judgments that we use in applying our accounting policies. Due to recent economic events, the frequency of accounting policy changes may accelerate, including conversion to unified international accounting standards. Policies affecting software revenue recognition have and could further significantly affect the way we account for revenue related to our products and services. For example, we are developing and selling games for smartphones, including persistent-state, freemium games that we intend to release in the fourth quarter of 2010, and the accounting for revenue derived from these platforms and games, particularly with regard to micro-transactions, is still evolving and, in some cases, uncertain. As we enhance, expand and diversify our business and product offerings, the application of existing or future financial accounting standards, particularly those relating to the way we account for revenue, could have a significant adverse effect on our reported results although not necessarily on our cash flows.
If we fail to maintain an effective system of internal controls, we might not be able to report our financial results accurately or prevent fraud; in that case, our stockholders could lose confidence in our financial reporting, which could negatively impact the price of our stock.
     Effective internal controls are necessary for us to provide reliable financial reports and prevent fraud. In addition, Section 404 of the Sarbanes-Oxley Act of 2002 requires us to evaluate and report on our internal control over financial reporting. We have incurred, and expect to continue to incur, substantial accounting and auditing expenses and expend significant management time in complying with the requirements of Section 404. Even if we conclude, that our internal control over financial reporting provides reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles, because of its inherent limitations, internal control over financial reporting may not prevent or detect fraud or misstatements. Failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm our operating results or cause us to fail to meet our reporting obligations. If we or our independent registered public accounting firm discover a material weakness or a significant deficiency in our internal control, the disclosure of that fact, even if quickly remedied, could reduce the market’s confidence in our financial statements and harm our stock price. In addition, a delay in compliance with Section 404 could subject us to a variety of administrative sanctions, including ineligibility for short form resale registration, action by the SEC, the suspension or delisting of our common stock from the NASDAQ Global Market and the inability of registered broker-dealers to make a market in our common stock, which would further reduce our stock price and could harm our business.
Maintaining and improving our financial controls and the requirements of being a public company may strain our resources, divert management’s attention and affect our ability to attract and retain qualified members for our board of directors.
     As a public company, we are subject to the reporting requirements of the Securities Exchange Act of 1934, the Sarbanes-Oxley Act of 2002, and the rules and regulations of the NASDAQ Stock Market. The requirements of these rules and regulations has significantly increased our legal, accounting and financial compliance costs, makes some activities more difficult, time-consuming and costly and may also place undue strain on our personnel, systems and resources.
     The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. This can be difficult to do. For example, we depend on the reports of wireless carriers for information regarding the amount of sales of our games and related applications and to determine the amount of royalties we owe branded content licensors and the amount of our revenues. These reports may not be timely, and in the past they have contained, and in the future they may contain, errors.
     To maintain and improve the effectiveness of our disclosure controls and procedures and internal control over financial reporting, we expend significant resources and provide significant management oversight to implement appropriate processes, document our system of internal control over relevant processes, assess their design, remediate any deficiencies identified and test their operation. As a result, management’s attention may be diverted from other business concerns, which could harm our business, operating results and financial condition. These efforts also involve substantial accounting-related costs. In addition, if we are unable to continue to meet these requirements, we may not be able to remain listed on the NASDAQ Global Market.

     The Sarbanes-Oxley Act and the rules and regulations of the NASDAQ Stock Market make it more difficult and more expensive for us to maintain directors’ and officers’ liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to maintain coverage. If we are unable to maintain adequate directors’ and officers’ insurance, our ability to recruit and retain qualified directors, especially those directors who may be considered independent for purposes of the NASDAQ Stock Market rules, and officers will be significantly curtailed.
If we do not adequately protect our intellectual property rights, it may be possible for third parties to obtain and improperly use our intellectual property and our business and operating results may be harmed.
     Our intellectual property is an essential element of our business. We rely on a combination of copyright, trademark, trade secret and other intellectual property laws and restrictions on disclosure to protect our intellectual property rights. To date, we have not sought patent protection. Consequently, we will not be able to protect our technologies from independent invention by third parties. Despite our efforts to protect our intellectual property rights, unauthorized parties may attempt to copy or otherwise to obtain and use our technology and games. Monitoring unauthorized use of our games is difficult and costly, and we cannot be certain that the steps we have taken will prevent piracy and other unauthorized distribution and use of our technology and games, particularly internationally where the laws may not protect our intellectual property rights as fully as in the United States. In the future, we may have to resort to litigation to enforce our intellectual property rights, which could result in substantial costs and divert our management’s attention and our resources.
     In addition, although we require our third-party developers to sign agreements not to disclose or improperly use our trade secrets and acknowledging that all inventions, trade secrets, works of authorship, developments and other processes generated by them on our behalf are our property and to assign to us any ownership they may have in those works, it may still be possible for third parties to obtain and improperly use our intellectual properties without our consent. This could harm our business, operating results and financial condition.
Our business is subject to increasing regulation of content, consumer privacy, distribution and online hosting and delivery in the key territories in which we conduct business. If we do not successfully respond to these regulations, our business may suffer.
     Legislation is continually being introduced that may affect both the content of our products and their distribution. For example, data and consumer protection laws in the United States and Europe impose various restrictions on our websites, which will be increasingly important to our business as we continue to market our products directly to end users. Those rules vary by territory although the Internet recognizes no geographical boundaries. In the United States, for example, numerous federal and state laws have been introduced which attempt to restrict the content or distribution of games. Legislation has been adopted in several states, and proposed at the federal level, that prohibits the sale of certain games to minors. If such legislation is adopted and enforced, it could harm our business by limiting the games we are able to offer to our customers or by limiting the size of the potential market for our games. We may also be required to modify certain games or alter our marketing strategies to comply with new and possibly inconsistent regulations, which could be costly or delay the release of our games. In addition, two self-regulatory bodies in the United States (the Entertainment Software Rating Board) and the European Union (Pan European Game Information) provide consumers with rating information on various products such as entertainment software similar to our products based on the content (for example, violence, sexually explicit content, language). Furthermore, the Chinese government has adopted measures designed to eliminate violent or obscene content in games. In response to these measures, some Chinese telecommunications operators have suspended billing their customers for certain mobile gaming platform services, including those services that do not contain offensive or unauthorized content, which could negatively impact our revenues in China. Any one or more of these factors could harm our business by limiting the products we are able to offer to our customers, by limiting the size of the potential market for our products, or by requiring costly additional differentiation between products for different territories to address varying regulations.
Changes in our tax rates or exposure to additional tax liabilities could adversely affect our earnings and financial condition.
     We are subject to income taxes in the United States and in various foreign jurisdictions. Significant judgment is required in determining our worldwide provision for income taxes, and, in the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain.

We are also required to estimate what our tax obligations will be in the future. Although we believe our tax estimates are reasonable, the estimation process and applicable laws are inherently uncertain, and our estimates are not binding on tax authorities. The tax laws’ treatment of software and internet-based transactions is particularly uncertain and in some cases currently applicable tax laws are ill-suited to address these kinds of transactions. Apart from an adverse resolution of these uncertainties, our effective tax rate also could be adversely affected by our profit level, by changes in our business or changes in our structure, changes in the mix of earnings in countries with differing statutory tax rates, changes in the elections we make, changes in applicable tax laws (in the United States or foreign jurisdictions), or changes in the valuation allowance for deferred tax assets, as well as other factors. Further, our tax determinations are subject to audit by tax authorities which could adversely affect our income tax provision. Should our ultimate tax liability exceed our estimates, our income tax provision and net income or loss could be materially affected.
     We incur certain tax expenses that do not decline proportionately with declines in our consolidated pre-tax income or loss. As a result, in absolute dollar terms, our tax expense will have a greater influence on our effective tax rate at lower levels of pre-tax income or loss than at higher levels. In addition, at lower levels of pre-tax income or loss, our effective tax rate will be more volatile.
     We are also required to pay taxes other than income taxes, such as payroll, value-added, net worth, property and goods and services taxes, in both the United States and foreign jurisdictions. We are subject to examination by tax authorities with respect to these non-income taxes. There can be no assurance that the outcomes from examinations, changes in our business or changes in applicable tax rules will not have an adverse effect on our earnings and financial condition. In addition, we do not collect sales and use taxes since we do not make taxable sales in jurisdictions where we have employees and/or property or we do not have nexus in the state. If tax authorities assert that we have taxable nexus in the state, those authorities might seek to impose past as well as future liability for taxes and/or penalties. Such impositions could also impose significant administrative burdens and decrease our future sales. Moreover, state and federal legislatures have been considering various initiatives that could change our position regarding sales and use taxes.
     Furthermore, as we expand our international operations, adopt new products and new distribution models, implement changes to our operating structure or undertake intercompany transactions in light of changing tax laws, acquisitions and our current and anticipated business and operational requirements, our tax expense could increase.
Third parties may sue us, including for intellectual property infringement, which, if successful, may disrupt our business and could require us to pay significant damage awards.
     Third parties may sue us, including for intellectual property infringement, or initiate proceedings to invalidate our intellectual property, which, if successful, could disrupt the conduct of our business, cause us to pay significant damage awards or require us to pay licensing fees. For example, in a recently settled dispute, Skinit, Inc. filed a complaint against us and other defendants in which it sought unspecified damages, plus attorney’s fees and costs. In the event of a future successful claim against us, we might be enjoined from using our or our licensed intellectual property, we might incur significant licensing fees and we might be forced to develop alternative technologies. Our failure or inability to develop non-infringing technology or games or to license the infringed or similar technology or games on a timely basis could force us to withdraw games from the market or prevent us from introducing new games. In addition, even if we are able to license the infringed or similar technology or games, license fees could be substantial and the terms of these licenses could be burdensome, which might adversely affect our operating results. We might also incur substantial expenses in defending against third-party disputes, litigation or infringement claims, regardless of their merit. Successful claims against us might result in substantial monetary liabilities, an injunction against us and might materially disrupt the conduct of our business and harm our financial results.
System or network failures could reduce our sales, increase costs or result in a loss of revenues or end users of our games.
     We rely on wireless carriers’ and other third-party networks to deliver games to end users and on their or other third parties’ billing systems to track and account for the downloading of our games. In certain circumstances, we also rely on our own servers to deliver games on demand to end users through our carriers’ networks. In addition, certain of our subscription-based games, such as World Series of Poker, require access over the mobile Internet to our servers to enable certain features. Any technical problem with carriers’, third parties’ or our billing, delivery or information systems or communications networks could result in the inability of end users to download our games, prevent the completion of billing for a game, or interfere with access to some aspects of our games. For example, from time to time, our carriers have experienced failures with their billing and delivery systems and communication networks, including gateway failures that reduced the provisioning capacity of their branded e-commerce system. Any such technical problems could cause us to lose end users or revenues or incur substantial repair costs and distract management from operating our business.

Risks Relating To Our Common Stock
     Our stock price has fluctuated and declined significantly since our initial public offering in March 2007, and may continue to fluctuate, may not rise and may decline further, which could cause our stock to be delisted from trading on the NASDAQ Global Market.
     The trading price of our common stock has fluctuated in the past and is expected to continue to fluctuate in the future, as a result of a number of factors, many of which are outside our control, such as:
•	price and volume fluctuations in the overall stock market, including as a result of trends in the economy as a whole, such as the continuing unprecedented volatility in the financial markets;

•	changes in the operating performance and stock market valuations of other technology companies generally, or those in our industry in particular;

•	actual or anticipated fluctuations in our operating results;

•	the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;

•	failure of securities analysts to initiate or maintain coverage of us, changes in financial estimates by any securities analysts who follow our company or our industry, our failure to meet these estimates or failure of those analysts to initiate or maintain coverage of our stock;

•	ratings or other changes by any securities analysts who follow our company or our industry;

•	announcements by us or our competitors of significant technical innovations, acquisitions, strategic partnerships, joint ventures, capital raising activities or capital commitments;

•	the public’s response to our press releases or other public announcements, including our filings with the SEC;

•	lawsuits threatened or filed against us; and

•	market conditions or trends in our industry or the economy as a whole.
     In addition, the stock markets, including the NASDAQ Global Market on which our common stock is listed, have recently and in the past, experienced extreme price and volume fluctuations that have affected the market prices of many companies, some of which appear to be unrelated or disproportionate to the operating performance of these companies. These broad market fluctuations could adversely affect the market price of our common stock. In the past, following periods of volatility in the market price of a particular company’s securities, securities class action litigation has often been brought against that company. Securities class action litigation against us could result in substantial costs and divert our management’s attention and resources.
     Since becoming a publicly traded security listed on the NASDAQ Global Market in March 2007, our common stock has reached a closing high of $14.67 per share and closing low of $0.23 per share. Our common stock traded below $1.00 per share from October 30, 2008 until June 12, 2009, for portions of July and August 2009 and for portions of February, March and April 2010, and the last reported sale price of our common stock on October 20, 2010 was $1.68 per share. Under NASDAQ’s continued listing standards, if the closing bid price of our common stock is under $1.00 per share for 30 consecutive trading days, NASDAQ may notify us that it may delist our common stock from the NASDAQ Global Market. If the closing bid price of our common stock does not thereafter regain compliance for a minimum of ten consecutive trading days during the 180-days following notification by NASDAQ, NASDAQ may delist our common stock from trading on the NASDAQ Global Market. As a result, we cannot assure you that our common stock will remain eligible for trading on the NASDAQ Global Market. If our stock were delisted, the ability of our stockholders to sell any of our common stock at all would be severely, if not completely, limited, causing our stock price to continue to decline.

Future sales of our common stock could adversely affect the market price and our future capital-raising activities could involve the issuance of equity securities, which would dilute your investment and could result in a decline in the trading price of our common stock.
     We may sell securities in the public or private equity markets if and when conditions are favorable, even if we do not have an immediate need for additional capital at that time. Sales of substantial amounts of common stock, or the perception that such sales could occur, could adversely affect the prevailing market price of shares of our common stock and our ability to raise capital. We may issue additional shares of common stock in future financing transactions or as incentive compensation for our executive management and other key personnel, consultants and advisors. Issuing any equity securities would be dilutive to the equity interests represented by our then-outstanding shares of common stock. The market price for our common stock could decrease as the market takes into account the dilutive effect of any of these issuances.
Our principal stockholders, executive officers and directors have substantial control over our company, which may prevent you or other stockholders from influencing significant corporate decisions.
     Matthew A. Drapkin, Hany M. Nada and A. Brooke Seawell, each of whom is a member of our board of directors, are affiliated with entities that purchased Shares and Warrants in the Private Placement. In addition, Mr. Drapkin also purchased Shares and Warrants in the Private Placement for his own account. These persons and entities, which we collectively refer to as the Affiliated Investors, beneficially owned approximately 39.4% of our common stock as of August 30, 2010. In addition, the Affiliated Investors, together with the other members of our board of directors, our executive officers and our other 5% or greater stockholders, beneficially owned 61.7% of our common stock as of September 30, 2010. As a result, these stockholders will, if they so choose, be able to control or substantially control all matters requiring stockholder approval. These matters include the election of directors and approval of significant corporate transactions, such as a merger, consolidation, takeover or other business combination involving us. These stockholders may have interests that differ from yours and may vote in a way with which you disagree and which may be adverse to your interests. This concentration of ownership could also adversely affect the market price of our common stock or reduce any premium over market price that an acquirer might otherwise pay.
Some provisions in our certificate of incorporation, bylaws and the terms of some of our licensing and distribution agreements and our credit facility may deter third parties from seeking to acquire us.
     Our certificate of incorporation and bylaws contain provisions that may make the acquisition of our company more difficult without the approval of our board of directors, including the following:
•	our board of directors is classified into three classes of directors with staggered three-year terms;

•	only our chairman of the board, our lead independent director, our chief executive officer, our president or a majority of our board of directors is authorized to call a special meeting of stockholders;

•	our stockholders are able to take action only at a meeting of stockholders and not by written consent;

•	only our board of directors and not our stockholders is able to fill vacancies on our board of directors;

•	our certificate of incorporation authorizes undesignated preferred stock, the terms of which may be established and shares of which may be issued without stockholder approval; and

•	advance notice procedures apply for stockholders to nominate candidates for election as directors or to bring matters before a meeting of stockholders.
In addition, the terms of a number of our agreements with branded content owners and wireless carriers effectively provide that, if we undergo a change of control, the applicable content owner or carrier will be entitled to terminate the relevant agreement. Also, our credit facility provides that a change in control of our company is an event of default, which accelerates all of our outstanding debt, thus effectively requiring that we or the acquirer be willing to repay the debt concurrently with the change of control or that we obtain the consent of the lender to proceed with the change of control transaction. Individually or collectively, these matters may deter third parties from seeking to acquire us.
We do not expect to pay any dividends for the foreseeable future. Our stockholders may never obtain a return on their investment.

     We have never declared or paid dividends on our common stock, and we do not expect to pay cash dividends on our common stock in the foreseeable future. Instead, we anticipate that all of our earnings, if any, in the foreseeable future will be used to finance the operation and growth of our business. In addition, our ability to pay dividends to holders of our capital stock is limited by our credit facility. Any future determination to pay dividends on our common stock is subject to the discretion of our board of directors and will depend upon various factors, including, without limitation, our results of operations and financial condition. In addition, at this time our credit facility prohibits the payment of dividends.
SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION
     This prospectus and documents incorporated herein by reference contain forward-looking statements that involve risks and uncertainties. All statements other than statements of historical fact contained in this prospectus or any documents incorporated by reference in this prospectus, including statements regarding future events, our future financial performance, business strategy and plans and objectives of management for future operations, are forward-looking statements. These statements are often identified by the use of words such as “may,” “will,” “expect,” “believe,” “anticipate,” “intend,” “could,” “estimate” or “continue,” and similar expressions or variations. Such forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results and the timing of certain events to differ materially from future results expressed or implied by such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those identified in the section entitled “Risk Factors” and elsewhere in this prospectus, and those discussed in our SEC filings incorporated by reference into this prospectus.
     You should not place undue reliance on any forward-looking statement, each of which applies only as of the date of this prospectus. Before you invest in our securities, you should be aware that the occurrence of the events described in the section entitled “Risk Factors” and elsewhere in this prospectus could negatively affect our business, operating results, financial condition and stock price. Except as required by law, we undertake no obligation to update or revise publicly any of the forward-looking statements after the date of this prospectus to conform our statements to actual results or changed expectations.
USE OF PROCEEDS
     We are registering these shares pursuant to registration rights granted to the selling stockholders. We are not selling any securities under this prospectus and will not receive any proceeds from the sale or other disposition of the shares covered hereby. However, if all of the warrants were exercised for cash, we would receive gross proceeds of approximately $10.1 million. Any funds received from the exercise of the Warrants will be used by us for general corporate purposes.
     We have agreed to pay all costs, expenses and fees relating to registering the shares of our common stock referenced in this prospectus. The selling stockholders will pay any brokerage commissions and/or similar charges incurred in connection with the sale or other disposition by them of the shares covered hereby.

SELLING STOCKHOLDERS
     We have prepared this prospectus to allow the selling stockholders or their donees, pledgees, transferees or other successors in interest to sell or otherwise dispose of, from time to time, up to an aggregate of 20,242,500 shares of common stock consisting of (i) 13,495,000 shares of common stock and (ii) 6,747,500 shares of common stock issuable upon the exercise of warrants. The table below presents information regarding the selling stockholders, the shares of common stock beneficially owned by each of them prior to the closing of the Private Placement, the shares of common stock that they may sell or otherwise dispose of from time to time under this prospectus and the percentage of our common stock each of the selling stockholders will own assuming all of the shares covered by this prospectus are sold by the selling stockholders.
     We do not know when or in what amounts the selling stockholders may sell or otherwise dispose of the shares of common stock covered hereby. The selling stockholders might not sell or dispose of any or all of the shares covered by this prospectus or may sell or dispose of some or all of the shares other than pursuant to this prospectus. Because the selling stockholders may not sell or otherwise dispose of some or all of the shares covered by this prospectus and because there are currently no agreements, arrangements or understandings with respect to the sale or other disposition of any of the shares, we cannot estimate the number of the shares that will be held by the selling stockholders after completion of the offering. However, for purposes of this table, we have assumed that all of the shares of common stock covered by this prospectus will be sold by the selling stockholders.
     The information in the table is based on 44,572,315 shares outstanding as of September 30, 2010 and was prepared based on information supplied to us by the selling stockholders. Beneficial ownership is determined in accordance with Section 13(d) of the Securities Exchange Act of 1934 and generally includes voting or investment power with respect to securities and including any securities that grant the selling stockholder the right to acquire shares of common stock within 60 days of September 30, 2010. Other than as described in the footnotes to the table, none of the selling stockholders (1) are broker-dealers or are affiliates of broker-dealers or (2) have within the past three years had any position, office or other material relationship with our company.

	Number of		Number of	Percent
	Shares		Shares	of Class
	Beneficially	Number of	Beneficially	Beneficially
	Owned	Shares	Owned	Owned
	Prior to	Offered	After the	After the
Name of Selling Stockholder	the Offering	Hereby	Offering	Offering
BAVP, L.P.(1)	3,525,819	1,125,000	2,400,819	5.4%
Steven R. Becker(2)(3)(4)(5)	7,438,198	300,000	2,638,198	5.9
Becker Drapkin Partners (QP), L.P.(2)(4)	6,352,997	4,005,000	2,347,997	5.3
Becker Drapkin Partners, L.P.(2)(5)	785,201	495,000	290,201		*
Boulevard Capital Partners, L.P.(6)	375,000	375,000	—		*
Cypress Capital Management LP(7)	535,000	300,000	235,000		*
Matthew A. Drapkin(2)(4)(5)(8)	7,498,198	300,000	2,698,198	6.0
GGV II Entrepreneurs Fund L.P.(9)	99,238	58,500	40,738		*
Global Undervalued Securities Master Fund, LP(10)	3,000,000	3,000,000	—		*
Granite Global Ventures II L.P.(9)	4,989,939	2,941,500	2,048,439	4.6
Harmir Realty Co. LP(11)	675,000	675,000	—		*
Hoak Public Equities, L.P.(12)	1,500,000	1,500,000	—		*
Jason Kesselman(13)	150,000	150,000	—		*
Nanocap Fund, L.P.(14)	1,578,423	649,482	928,941	2.1
New Enterprise Associates 10, L.P.(15)	5,919,443	1,125,000	4,794,443	10.8
Orphan Fund, L.P.(14)	3,233,533	1,330,518	1,903,015	4.3
Gavin Steinberg(16)	112,500	112,500	—		*
Justin Steinberg(17)	150,000	150,000	—		*
Michael A. Steinberg & Company Profit Sharing Trust(18)	150,000	150,000	—		*
Tristan Partners, L.P.(19)	1,950,483	1,500,000	450,483	1.0%

*	Represents beneficial ownership of less than 1% of the outstanding shares of our common stock.

(1)	The number of shares beneficially owned prior to the offering and being offered under this prospectus includes a warrant to purchase 375,000 shares of common stock that BAVP, L.P. received in the Private Placement. The voting and disposition of our shares held by BAVP, L.P. are determined by Mark Brooks, Kate Mitchell, Rory O’Driscoll and Louis Bock, the four managing members of Scale Venture Partners I, LLC (formerly BA Venture Partners VI, LLC), the ultimate general partner of BAVP, L.P. BA Direct Investment Fund M, L.P., which owns 99.5% of BAVP, L.P. but which does not have any voting or dispositive power over our shares held by BAVP, L.P., is an affiliate of Bank of America Corporation, which has many affiliates that are broker-dealers. BAVP, L.P. has represented to us that at the time of its purchase of our shares and warrants in the Private Placement, it purchased such securities in the ordinary course of business and did not have any agreements or understandings, directly or indirectly, with any person to distribute such purchased securities. The address of BAVP, L.P. is 950 Tower Lane, Suite 700, Foster City, California 94404.

(2)	BC Advisors, LLC (“BCA”) is the general partner of Becker Drapkin Management, L.P. (“Becker Drapkin Management”). Becker Drapkin Management is the general partner of Becker Drapkin Partners (QP), L.P. and Becker Drapkin Partners, L.P. Messrs. Becker and Drapkin are the members of BCA. Through their control of BCA, Messrs. Becker and Drapkin possess sole voting and investment control over the portfolio securities of each of the funds listed above. Messrs. Becker and Drapkin disclaim beneficial ownership of the shares beneficially owned by each of the funds listed above except to the extent of their respective pecuniary interests therein. Mr. Drapkin has served as one of our directors since May 2010. The address of each of Becker Drapkin Partners (QP), L.P., Becker Drapkin Partners, L.P., Steven R. Becker and Matthew A. Drapkin is 300 Crescent Court, Suite 1111, Dallas, Texas 75201.

(3)	The number of shares beneficially owned prior to the offering and being offered under this prospectus includes a warrant to purchase 100,000 shares of common stock that Mr. Becker received in the Private Placement.

(4)	The number of shares beneficially owned prior to the offering and being offered under this prospectus includes a warrant to purchase 1,335,000 shares of common stock that Becker Drapkin Partners (QP), L.P. received in the Private Placement.

(5)	The number of shares beneficially owned prior to the offering and being offered under this prospectus includes a warrant to purchase 165,000 shares of common stock that Becker Drapkin Partners, L.P. received in the Private Placement.

(6)	The number of shares beneficially owned prior to the offering and being offered under this prospectus includes a warrant to purchase 125,000 shares of common stock that Boulevard Capital Partners received in the Private Placement. David Leyrer and Alicia Tranen share voting and dispositive control over the shares held by Boulevard Capital Partners, L.P. The address of Boulevard Capital Partners, L.P. is 9465 Wilshire Boulevard, Suite 318, Beverly Hills, California 90212.

(7)	The number of shares beneficially owned prior to the offering and being offered under this prospectus includes a warrant to purchase 100,000 shares of common stock that Cypress Capital Management LP received in the Private Placement. The voting and disposition of our shares held by Cypress Capital Management LP are determined by Brenden M. Smith who is the managing member of Cypress Capital Management GP LLC, which is the general partner of Cypress Capital Management LP. The address of Cypress Capital Management LP is 450 Sansome Street, Suite 200, San Francisco, California 94111.

(8)	The number of shares beneficially owned prior to the offering and being offered under this prospectus includes a warrant to purchase 100,000 shares of common stock that Mr. Drapkin received in the Private Placement. In addition, Mr. Drapkin holds a stock option to purchase 60,000 shares of our common stock that is exercisable within 60 days of September 30, 2010.

(9)	The number of shares beneficially owned prior to the offering and being offered under this prospectus includes a warrant to purchase 980,500 shares of common stock that Granite Global Ventures II L.P. received in the Private Placement and a warrant to purchase 19,500 shares of common stock that GGV II Entrepreneurs Fund L.P. received in the Private Placement. Hany M. Nada, who has served one of our directors since April 2005, is a managing director of the general partner of the foregoing entities, which has seven individual managing directors, Scott Bonham, Jixun Foo, Joel Kellman, Jenny Lee, Thomas Ng, Glenn Solomon and Mr. Nada, and Mr. Nada shares voting and investment power with respect to the shares held by these entities with the other managing directors of the general partner. Mr. Nada disclaims beneficial ownership of these shares except to the extent of his individual pecuniary interests in these entities. The address of each of these entities is 2494 Sand Hill Road, Suite 100, Menlo Park, California 94025.

(10)	The number of shares beneficially owned prior to the offering and being offered under this prospectus includes a warrant to purchase 1,000,000 shares of common stock that Global Undervalued Securities Master Fund, LP received in the Private Placement. The voting and disposition of our shares held by Global Undervalued Securities Master Fund, LP are determined by John B. Kleinheinz, who is the Presdient of Kleinheinz Capital Partners, Inc., which acts as an investment advisor to Global Undervalued Securities Master Fund, LP. The address of Global Undervalued Securities Master Fund, LP is c/o BNY Mellon Alternative Investment Services Ltd., 48 Par La Ville Road Suite 464, Hamilton HM 11 Bermuda.

(11)	The number of shares beneficially owned prior to the offering and being offered under this prospectus includes a warrant to purchase 225,000 shares of common stock that Harmir Realty Co. LP received in the Private Placement. The voting and disposition of our shares held by Harmir Realty Co. LP are determined by Michael A. Steinberg and Ted Krumland, who are the general partners of Harmir Realty Co. LP. The address of Harmir Realty Co. LP is c/o Steinberg Asset Management, 12 East 49th Street, Suite 1202, New York, New York 10017.

(12)	The number of shares beneficially owned prior to the offering and being offered under this prospectus includes a warrant to purchase 500,000 shares of common stock that Hoak Public Equities, L.P. received in the Private Placement. The voting and disposition of our shares held by Hoak Public Equities, L.P. are determined by J. Hale Hoak, who is the President of James M. Hoak & Co., which is the general partner of Hoak Fund Management, L.P., which is the general partner of Hoak Public Equities, L.P. The address of Hoak Public Equities, L.P. is 500 Crescent Court, Suite 230, Dallas, TX 75201.

(13)	The number of shares beneficially owned prior to the offering and being offered under this prospectus includes a warrant to purchase 50,000 shares of common stock that Mr. Kesselman received in the Private Placement. The address of Mr. Kesselman is 200 East 64th Street, Apt. 26D, New York, New York 10021.

(14)	The number of shares beneficially owned prior to the offering and being offered under this prospectus includes a warrant to purchase 443,506 shares of common stock that Orphan Fund, L.P. received in the Private Placement and a warrant to purchase 216,494 shares of common stock that Nanocap Fund, L.P. received in the Private Placement. Stephens Investment Management, LLC (“SIM”) is the general partner and investment manager for each of Orphan Fund, L.P. and Nanocap Fund, L.P. Paul H. Stephens, P. Bartlett Stephens and W. Bradford Stephens are each managing members and owners of SIM and each also holds limited partnership interests in Orphan Fund, L.P. and Nanocap Fund, L.P. Each of SIM, Paul H. Stephens, P. Bartlett Stephens, W. Bradford Stephens, Orphan Fund, L.P. and Nanocap Fund, L.P. expressly disclaims beneficial ownership of the securities described in this paragraph, except to the extent of their respective pecuniary interests therein. Each of SIM, Paul H. Stephens, P. Bartlett Stephens and W. Bradford Stephens may be deemed to beneficially own the securities owned by Orphan Fund, L.P. and Nanocap Fund, L.P. insofar as they may be deemed to have the power to direct the voting or disposition of such securities. The address for these persons is One Ferry Building, Suite 255, San Francisco, California 94111.

(15)	The number of shares beneficially owned prior to the offering and being offered under this prospectus includes a warrant to purchase 375,000 shares of common stock that New Enterprise Associates 10, L.P. received in the Private Placement. NEA Partners 10, L.P., which is the sole general partner of New Enterprise Associates 10, L.P., has six individual general partners, M. James Barrett, Peter J. Barris, C. Richard Kramlich, Charles W. Newhall III, Mark W. Perry and Scott D. Sandell, who collectively determine the voting and disposition of the shares. A. Brooke Seawell, who has served one of our directors since June 2006, is a venture partner of NEA Development Corp., an entity that provides administrative services to New Enterprise Associates 10, L.P. and NEA Partners 10, L.P. Mr. Seawell does not have voting or dispositive power with respect to any of the shares held by these entities, and disclaims beneficial ownership of any securities held by them, except to the extent of his respective proportionate pecuniary interests in these entities. The address for New Enterprise Associates 10, L.P. is 1954 Greenspring Drive, Suite 600, Timonium, Maryland 21093.

(16)	The number of shares beneficially owned prior to the offering and being offered under this prospectus includes a warrant to purchase 37,500 shares of common stock that Mr. Steinberg received in the Private Placement. The address of Mr. Steinberg is c/o Steinberg Asset Management, 12 East 49th Street, Suite 1202, New York, New York 10017.

(17)	The number of shares beneficially owned prior to the offering and being offered under this prospectus includes a warrant to purchase 50,000 shares of common stock that Mr. Steinberg received in the Private Placement. The address of Mr. Steinberg is c/o Steinberg Asset Management, 12 East 49th Street, Suite 1202, New York, New York 10017.

(18)	The number of shares beneficially owned prior to the offering and being offered under this prospectus includes a warrant to purchase 50,000 shares of common stock that the Michael A. Steinberg & Company Profit Sharing Trust received in the Private Placement. Michael A. Steinberg is the sole trustee of the Michael A. Steinberg & Company Profit Sharing Trust and has sole voting and dispositive power over the shares. The address of the Michael A.

Steinberg & Company Profit Sharing Trust is c/o Steinberg Asset Management, 12 East 49th Street, Suite 1202, New York, New York 10017.

(19)	The number of shares beneficially owned prior to the offering and being offered under this prospectus includes a warrant to purchase 500,000 shares of common stock that Tristan Partners, L.P. received in the Private Placement. The voting and disposition of our shares held by Tristan Partners, L.P. are determined by J. Carlo Cannell, who is the managing member of Cannell Capital LLC, which is the general partner of Tristan Partners, L.P. The address of Tristan Partners, L.P. is 170 Grant Avenue, Fifth Floor, San Francisco, California 94108.

PLAN OF DISTRIBUTION
     The selling stockholders, which as used herein includes donees, pledgees, transferees or other successors-in-interest selling shares of common stock or interests in shares of common stock received after the date of this prospectus from a selling stockholder as a gift, pledge, partnership distribution or other transfer, may, from time to time, sell, transfer or otherwise dispose of any or all of their shares of common stock or interests in shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices.
     The selling stockholders may use any one or more of the following methods when disposing of shares or interests therein:
•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales effected after the date the registration statement of which this prospectus is a part is declared effective by the SEC;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted by applicable law.
     The selling stockholders may, from time to time, pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock, from time to time, under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus. The selling stockholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.
     In connection with the sale of our common stock or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling stockholders may also sell shares of our common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).
     The aggregate proceeds to the selling stockholders from the sale of the common stock offered by them will be the purchase price of the common stock less discounts or commissions, if any. Each of the selling stockholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of common stock to be made directly or through agents. We will not receive any of the proceeds from this offering. Upon any exercise of the warrants by payment of cash, however, we will receive the exercise price of the warrants.
     The selling stockholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided that they meet the criteria and conform to the requirements of that rule.
     The selling stockholders and any underwriters, broker-dealers or agents that participate in the sale of the common stock or interests therein may be “underwriters” within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act. Selling stockholders who are “underwriters” within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act.
     To the extent required, the shares of our common stock to be sold, the names of the selling stockholders, the respective purchase prices and public offering prices, the names of any agents, dealer or underwriter, any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement that includes this prospectus.
     In order to comply with the securities laws of some states, if applicable, the common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the common stock may not be sold unless it has been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.
     We have advised the selling stockholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the selling stockholders and their affiliates. In addition, to the extent applicable we will make copies of this prospectus (as it may be supplemented or amended from time to time) available to the selling stockholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The selling stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.
     We have agreed to indemnify the selling stockholders against liabilities, including liabilities under the Securities Act and state securities laws, relating to the registration of the shares offered by this prospectus.
     We have agreed with the selling stockholders to keep the registration statement of which this prospectus constitutes a part effective until the earlier of (1) such time as all of the shares covered by this prospectus have been disposed of pursuant to and in accordance with the registration statement or (2) the date on which all of the shares may be sold without restriction pursuant to Rule 144 of the Securities Act.

LEGAL MATTERS
     The validity of the securities offered under this prospectus will be passed upon for us by Fenwick & West LLP, Mountain View, California.
EXPERTS
     The financial statements incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2009 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.
INCORPORATION OF DOCUMENTS BY REFERENCE
     This prospectus incorporates by reference some of the reports, proxy and information statements and other information that we have filed with the SEC under the Exchange Act. This means that we are disclosing important business and financial information to you by referring you to those documents. Unless expressly incorporated into this prospectus, a Current Report (or portion thereof) furnished, but not filed, on Form 8-K shall not be incorporated by reference into this prospectus. We incorporate by reference the documents listed below and any future filings made with the SEC under sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until the termination of the offering of securities under this prospectus.
•	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2009;

•	Our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2010;

•	Our Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2010;

•	Our Current Report on Form 8-K filed with the SEC on January 4, 2010;

•	Our Current Report on Form 8-K filed with the SEC on February 10, 2010 (but only the portions of such Current Report on Form 8-K that were filed with the SEC and not those portions that were furnished to the SEC);

•	Our Current Report on Form 8-K filed with the SEC on March 22, 2010;

•	Our Current Report on Form 8-K filed with the SEC on April 12, 2010;

•	Our Current Report on Form 8-K filed with the SEC on May 10, 2010, as amended by our Current Report on Form 8-K/A filed on July 8, 2010;

•	Our Current Report on Form 8-K filed with the SEC on June 4, 2010;

•	Our Current Report on Form 8-K filed with the SEC on July 6, 2010;

•	Our Current Report on Form 8-K filed with the SEC on August 3, 2010 (but only the portions of such Current Report on Form 8-K that were filed with the SEC and not those portions that were furnished to the SEC);

•	Our Current Report on Form 8-K filed with the SEC on August 30, 2010;

•	Our Current Report on Form 8-K filed with the SEC on October 4, 2010; and

•	The description of our common stock contained in our Form 8-A filed with the SEC on March 16, 2007 under Section 12(b) of the Exchange Act, including any amendment or report that may be filed for the purpose of updating such description.
     Any statements made in a document incorporated by reference in this prospectus is deemed to be modified or superseded for purposes of this prospectus to the extent that a statement in this prospectus or in any other subsequently filed document, which is also incorporated by reference, modifies or supersedes the statement. Any statement made in this prospectus is deemed to be modified or superseded to the extent a statement in any subsequently filed document, which is incorporated by reference in this prospectus, modifies or supersedes such statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.
     In addition, for so long as any of the securities remain outstanding and during any period in which we are not subject to Section 13 or Section 15(d) of the Exchange Act, we will make available to any prospective purchaser or beneficial owner of the securities in connection with the sale thereof the information required by Rule 144A(d)(4) under the Securities Act. The information relating to us contained in this prospectus should be read together with the information in the documents incorporated by reference. In addition, certain information, including financial information, contained in this prospectus or incorporated by reference in this prospectus should be read in conjunction with documents we have filed with the SEC.
     We will provide to each person, including any beneficial holder, to whom a prospectus is delivered, at no cost, upon written or oral request, a copy of any or all of the information that has been incorporated by reference in the prospectus but not delivered with the prospectus. Requests for documents should be directed to Corporate Secretary, Glu Mobile Inc., 2207 Bridgepointe Parkway, Suite 300, San Mateo, CA 94404, telephone number (650) 532-2400. Exhibits to these filings will not be sent unless those exhibits have been specifically incorporated by reference in such filings.
WHERE YOU CAN FIND ADDITIONAL INFORMATION
     We are subject to the information requirements of the Exchange Act and file reports, proxy and information statements and other information with the SEC. We are required to file electronic versions of these documents with the SEC. Our reports, proxy and information statements and other information can be inspected and copied at prescribed rates at the Public Reference Room of the SEC located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. The SEC also maintains a website that contains reports, proxy and information statements and other information, including electronic versions of our filings. The website address is www.sec.gov.